Exhibit 4.1.1
CAPITAL PLAN
of the
Federal Home Loan Bank of Pittsburgh

As amended following approval of the Board of Directors on April 28, 2010, and Federal Housing Finance Agency approval on May 12, 2010

Effective Date of the Amended Capital Plan: July 1, 2010

TABLE OF CONTENTS

I.	Purpose		2
	A.	General	2

II.	Stock Investment		5
	A.	General	5
	B.	Minimum Amount	6
	C.	Adjustments to Minimum Amount	10

III.	Par Value, Rights, Terms, and Preferences of Capital Stock		11
	A.	Par Value	11
	B.	Ownership	11
	C.	Limitations	11
	D.	Dividends	11
	E.	Redemption	11
	F.	Cancellation of Redemption	11
	G.	Limited Transferability	12
	H.	Termination of Membership	12
	I.	Voting Rights	14
	J.	Rights in Bank Merger	14
	K.	Rights in Bank Liquidation	14

IV.	Process for Amending this Plan		14

V.	Definitions		15

Schedule A
Appendix A

I.	Purpose
A.	General. This Capital Plan, as amended, is implemented to meet the requirements of the Capital Regulation. All capitalized terms used but not defined elsewhere in the Capital Plan shall have the meaning ascribed to such terms in Section V.
1.	Effective Date. The date that this Capital Plan, as amended, becomes effective after approval by the Finance Agency and following a Notice to Members from the Bank.

2.	Transition Period. For any Member whose Membership Asset Value Stock Purchase Requirement on the Effective Date of the Plan exceeds the sum of: (i) its actual Unused Borrowing Capacity Stock Purchase Requirement (as the term is defined in the Bank’s Original Capital Plan implemented on December 16, 2002) calculated as of close of business on the Business Day immediately preceding the Effective Date plus (ii) the amount of its Excess Stock as of close of business on the Business Day immediately preceding the Effective Date, then, such Member shall have until no later than April 10, 2011 (referred to as the “Transition Period”) to fully comply with the terms of this Plan with respect to its Membership Asset Value Stock Purchase Requirement. Each such Member’s Membership Stock Purchase Requirement shall be equal to its Membership Asset Value Stock Purchase Requirement; provided that, such Members shall be permitted to fully transition to the requirement as set forth below. During the Transition Period the following shall apply to each such Member (referred to as a “Transitioning Member”):
a)	Membership Asset Value Stock Purchase Requirement on the Effective Date. The Initial Membership Asset Value Stock Purchase Percentage (referred to as the “Transition Percentage”) shall equal the ratio of (i) to (ii) where (i) is the sum of the Transitioning Member’s Unused Borrowing Capacity Stock Purchase Requirement plus its Excess Stock each determined as of the close of business on the Business Day immediately preceding the Effective Date and (ii) is its Membership Asset Value. Each Transitioning Member’s Membership Asset Value Stock Purchase Requirement shall be calculated using the Transition Percentage and multiplying it by the Transitioning Member’s Membership Asset Value. At any point in time, the applicable Transition Percentage shall be the highest value calculated in accordance with this Section I.A.2.a, as such value may be subsequently adjusted under Section I.A.2.b.

b)	Treatment of Excess Stock Arising from Loan Repayments. From time to time as a Transitioning Member’s Loans are reduced and such reductions generate a reduction of the Transitioning Member’s associated Member Loan Stock Purchase Requirement, then, such resulting Excess Stock shall automatically be applied against the Transitioning Member’s Membership Asset Value Stock Purchase Requirement, calculated in accordance with this Plan. Notwithstanding the foregoing, in the event that a Transitioning Member obtains a Renewal of a Loan (on the same business day as a Loan repayment), then, the Excess Stock generated from the Loan repayment shall be applied first against the Member Loan Stock Purchase Requirement for such Renewal with the balance of such Excess Stock (if any) applied against the Membership Asset Value Stock Purchase Requirement. Following each such calculation, this amount shall become the Member’s new Membership Stock Purchase Requirement and the Transition Percentage shall be re-calculated to reflect the change in the Membership Stock Purchase Requirement.

c)	Completion of Transition Prior to April 10, 2011. In the event that, prior to April 10, 2011, the Bank: (i) makes payment of a dividend and Repurchases Excess Stock on a pro rata basis for all members in the same quarter, or (ii) makes payment of a dividend in an amount exceeding one percent (1%) annualized, then, in either case, each Transitioning Member shall be required to comply promptly with the Membership Asset Value Stock Purchase Requirement upon fifteen (15) calendar days’ notice from the Bank.

d)	Finance Agency Classification of the Bank Under the Prompt Corrective Action Regulation – Adjustment to Membership Stock Purchase Requirement. In the event that during the Transition Period (i) the Finance Agency classifies the Bank as other than “adequately capitalized” under the PCA Regulation, and (ii) the Bank is required to increase the Membership Stock Purchase Requirement within the ranges and terms set forth in the amended Capital Plan, then, the Transition Period shall end and each Transitioning Member will be required to comply promptly with the Membership Asset Value Stock Purchase Requirement upon fifteen (15) calendar days’ notice from the Bank.
All other terms and conditions of the Plan shall apply to such Transitioning Members.

The following examples illustrate the calculations of the Membership Stock Purchase Requirement for Transitioning Members as described above:
Capital Plan Transition Examples
Assumptions (unless otherwise noted):
Member’s Advances Outstanding = $25,000,000

UBC = $25,000,000
UBC Requirement = 0.75%
Loan (Advances) Capital Stock Requirement = 4.75%

UBC Capital Stock =	$187,500
Loan (Advances) Capital Stock =	$1,187,500
Total Capital Stock Held =	$1,375,000
Member’s MAV =     $100,000,000
MAV Capital Stock Requirement = 0.35%
MAV Capital Stock Required = $350,000
Loan (Advances) Capital Stock Requirement = 4.60%

Total Capital Stock Held =	$1,375,000
Loan (Advances) Capital Stock Required	($1,150,000)

Capital Stock Available for MAV	$225,000
Transition Percentage	0.225%
MAV Deficit =	($125,000)
Example #1 (Illustrates: I.A.2.b – Loan Repayment; Excess Stock Created)
Member initially transitions at an MAV Transition Percentage of .225%. Member has a $5,000,000 two-year advance mature.

Excess Capital Stock created =	$230,000

Total Capital Stock Held =	$1,375,000
- Loan (Advances) Capital Stock Required	($ 920,000)

Capital Stock Available for MAV Requirement	$455,000
MAV Capital Stock Requirement @ 0.35%	($ 350,000)
Transition Percentage (MAV Requirement Met) at	0.35%
Fully-Transitioned

Additional Excess Capital Stock =	$105,000

Example #2 (Illustrates: I.A.2.b – Loan Repayment/Different Loan Product; Excess Stock Created)
Member initially transitions at an MAV Transition Percentage of .225%. Member has a $5,000,000 two-year advance mature and rolls it into an overnight advance.

Excess Capital Stock created =	$230,000

MAV Capital Stock	$225,000
MAV Requirement @ 0.35%	($ 350,000)
MAV Capital Stock Deficit	($ 125,000)
Portion of Excess Capital Stock used to meet MAV Deficit (adjustment to Transition Percentage)	$125,000
Transition Percentage (MAV Requirement Met) at	0.35%
Fully-Transitioned

Remaining Excess Capital Stock	$105,000
to meet the Loan (Advances) Requirement

Loan (Advances) Capital Stock Required =	($1,150,000)
Loan (Advances) Capital Stock Held =	$920,000
Additional Excess Capital Stock =	$105,000

Capital Stock Purchase Required =	$125,000
Example #3 (Illustrates: I.A.2.b – Loan Renewal; No Excess Stock Created)
Member initially transitions at an MAV Transition Percentage of .225%. Member has a $5,000,000 three-month advance maturing and renews the entire amount into another $5,000,000 three-month advance. No Excess Capital Stock is created.

Total Capital Stock Held =	$1,375,000
- Loan (Advances) Capital Stock Required	($1,150,000)

Capital Stock Available for MAV	$225,000
MAV Capital Stock Requirement	($ 350,000)
MAV Deficit =	$125,000
Transition Percentage (MAV Requirement) =	0.225%
Still Not Fully-Transitioned
II.	Stock Investment
A.	General. Adequate capitalization is required to: (a) provide for the safe and sound operation of the Bank; (b) permit prudent leveraging into products and services of benefit to Members and Housing Associates; (c) provide appropriate risk-adjusted Member dividend returns; (d) protect creditors of the Bank and the Bank System against loss; (e) generate earnings sufficient to meet the Bank’s various community support and public purpose obligations; and (f) comply with prevailing Minimum Regulatory Capital Requirements. Towards these objectives, this Capital Plan requires Members to make certain Minimum Member Stock Investments in the Bank.
B.	Minimum Amount
1.	General. The need for capital is in great part a function of the volumes of and risks inherent in the products and services provided by the Bank to its Members, including the potential for Members to borrow from the Bank. Therefore, the Capital Stock of the Bank should be contributed in general proportion to the distribution of such products and services to its Members, including their potential borrowing activities. Each Member must purchase and maintain a minimum investment in the Capital Stock of the Bank in an amount determined in accordance with the requirements of this Capital Plan.

2.	Minimum Member Stock Investment. Each Member is required to maintain a Minimum Member Stock Investment, both as a condition to becoming and remaining a Member and as a condition to obtaining Loans and Letters of Credit from the Bank, access to the Bank’s credit products through its Membership Asset Value, and to support Acquired Member Assets with the Bank. The total amount of the required minimum investment of all Members shall be sufficient to ensure that the Bank stays in compliance with the Minimum Regulatory Capital Requirements under the Capital Regulation. The Board of Directors will monitor and, as necessary, adjust the minimum investment to provide for Capital Stock purchases and maintenance by all Members sufficient to allow the Bank to remain in compliance with its Minimum Regulatory Capital Requirements.
a)	Member Loan Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Member Loan Stock Purchase Percentage multiplied by all the Loans extended from the Bank to that Member. The Member Loan Stock Purchase Requirement will be calculated at the time each Loan is Transacted. The current Member Loan Stock Purchase Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Member Loan Stock Purchase Percentage may be adjusted to as high as six percent (6.0%) or to as low as three percent (3.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. An adjustment in the Member Loan Stock Purchase Percentage may be applied in either of the following manners:
(1)	A change in the Member Loan Stock Purchase Percentage may be applied prospectively, affecting only Loans Transacted subsequent to the change in the Member Loan Stock Purchase Percentage, or

(2)	A change in the Member Loan Stock Purchase Percentage may be applied retrospectively, in which case the new

Member Loan Stock Purchase Percentage would be applied both to the Member Loans outstanding at the time of such change and to any Loans Transacted and issued subsequent to such change. If a change in the Member Loan Stock Purchase Requirement is made retrospectively, the Board of Directors may choose to either:
(i)	apply the new Member Loan Stock Purchase Percentage to all Member Loans outstanding at the time of such change, or

(ii)	apply the new Member Loan Stock Purchase Percentage only to Member Loans which do not include a Principal Prepayment Fee.
b)	Letter of Credit Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Letter of Credit Stock Purchase Percentage multiplied by all the Letters of Credit issued and outstanding from the Bank to that Member as account party. The Letter of Credit Stock Purchase Requirement will be calculated at the time each Letter of Credit is Transacted. The current Letter of Credit Stock Purchase Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Letter of Credit Stock Purchase Percentage may be adjusted to as high as three percent (3.0%) or to as low as zero percent (0.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. The initial implementation of the Letter of Credit Stock Purchase Requirement will be applied on a prospective basis only, affecting only Letters of Credit issued or renewed on and after the Effective Date. Any subsequent adjustment in the Letter of Credit Stock Purchase Percentage may be applied in either of the following manners:
(1)	A change in the Letter of Credit Stock Purchase Percentage may be applied prospectively, affecting only Letters of Credit Transacted subsequent to the change in the Letter of Credit Stock Purchase Percentage, or

(2)	A change in the Letter of Credit Stock Purchase Percentage may be applied retrospectively, in which case the new Letter of Credit Stock Purchase Percentage would be applied both to the Letters of Credit outstanding at the time of such change and to any Letter of Credit subsequent to the change.
c)	Acquired Member Asset Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Acquired Member Asset Purchase Percentage multiplied by the amount of Acquired Member Assets delivered by that Member and held by the Bank at the time the transaction occurs (in the Bank’s discretion, it may recalculate the Member’s Acquired Member Asset Purchase Requirement from time to time to capture any reductions in the amount of Acquired Member Assets then being held by the Bank). The Acquired Member Asset Purchase Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Acquired Member Asset Purchase Percentage may be adjusted to as high as six percent (6.0%) or to as low as zero percent (0.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. Adjustments made to the Bank’s Acquired Member Asset Purchase Percentage, if any, shall be applied in accordance with the following:
(1)	Any increase in the Acquired Member Asset Purchase Percentage shall be applied only on a prospective basis, i.e., affecting only master commitments entered into between a Member and the Bank subsequent to such increase in the Acquired Member Asset Purchase Percentage.
(a)	Any Acquired Member Assets delivered to the Bank under a master commitment made prior to an increase in Acquired Member Asset Purchase Percentage shall be subject to the lower Acquired Member Asset Purchase Percentage, if any, that had been in effect at the time that master commitment was originally accepted by the Bank.
(2)	Any decrease in the Acquired Member Asset Purchase Percentage may, in the sole discretion of the Bank, be applied either retrospectively, affecting all Acquired Member Assets previously delivered and held by the Bank or to be delivered under existing master commitments, or prospectively, affecting only master commitments entered into subsequent to such decrease in the Acquired Member Asset Purchase Percentage.
d)	Membership Asset Value Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Membership Asset Value Percentage multiplied by the principal amount of its Membership Asset Value, with each Member’s Membership Asset Value Stock Purchase Requirement subject to any dollar cap set by the Bank’s Board from time to time within the range of $5 to $100 million inclusive. The amount of the Membership Asset Value Stock Purchase Requirement shall be calculated and recalculated annually (no later than April 10 of each year) using financial data from the prior calendar year-end; provided that the initial calculation shall be completed on the later of April 30, 2010 or the Effective Date. In its discretion, the Bank may recalculate any Member’s Membership Asset Value Stock Purchase Requirement more frequently for a bona fide business purpose, using the most recently available financial data. The Bank shall also recalculate each Member’s Membership Asset Value Stock Purchase Requirement for any adjustment to the Membership Asset Value Percentage within the authorized ranges described below. The current Membership Asset Value Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Membership Asset Value Percentage may be adjusted to as high as one percent (1.00%) or to as low as one twentieth percent (.05%). Changes outside this range would constitute an amendment to this Capital Plan, which would require Finance Agency approval. An adjustment in the Membership Asset Value Percentage will be applied to the principal amount of the Member’s Membership Asset Value for all future calculations.
3.	Excess Stock Investment. A Member may hold Excess Stock to the extent it has the legal authority under applicable statutes and regulations, subject to the following:
a)	Repurchase. With Notice to Members of at least one (1) Business Day, the Bank, in its sole discretion, may elect to Repurchase Excess Stock shares at any time. The Bank will Repurchase Excess Stock from all Members on a pro rata basis (provided, however, in the event a Member has given Written Notice of its intent to redeem Excess Stock, the Bank may, in its sole discretion, Repurchase the Excess Stock of that Member as set forth below). The effect of Repurchasing Capital Stock by the Bank is to retire such shares.

b)	Redemption. A Member may, at its discretion, request a Redemption of Capital Stock by providing Written Notice. A Member may request a Redemption of some or all of its Capital Stock in accordance with the Redemption terms of this Capital Plan. The five- (5) year Redemption period commences upon the receipt of the Written Notice that specifies the number of shares to be redeemed or, if applicable, when the Redemption period is deemed to commence pursuant to Section III.H.1.c below. Following Written Notice of a Member’s intent to redeem shares, but prior to actual Redemption, the Bank may, in its sole discretion, elect to Repurchase those Excess Stock shares for which it has already received a Redemption request. In the event that multiple Redemption requests are pending, the Bank may, in its sole discretion, elect to Repurchase Excess Stock on a pro rata basis or according to the order in which the Redemption requests were received by the Bank, or according to another allocation method as necessary to maintain ongoing compliance with the Capital Regulation. The effect of Redeeming Excess Stock shares by the Bank is to retire such shares. A request by a Member (whose Membership has not been terminated) to redeem Capital Stock shall automatically be cancelled if the Bank is prevented from redeeming the Member’s Capital Stock because such redemption would cause the Member to fail to meet its Minimum Member Stock Investment. The effective date of the automatic cancellation shall be five (5) business days after the expiration of the applicable Redemption notice period.

If at any time more than one Member has outstanding one or more Redemption requests for which the respective request periods have expired, and if the Redemption by the Bank of all shares of Capital Stock subject to such Redemption requests would cause the Bank to fail to be in compliance with the Capital Regulation or the Bank is subject to the limitations referenced in subsection 3.c. below, then, the Bank shall fulfill such Redemption requests as the Bank is able to do so from time to time beginning with such Redemption requests as to which the Redemption period expired on the earliest date and fulfilling such Redemption requests relating to that date on a pro rata basis until fully satisfied, and then, fulfilling such Redemption requests as to which the Redemption request period has expired on the next earliest date in the same pro rata manner, and continuing in that order until all such Redemption requests as to which the Redemption request period has expired have been fulfilled.

c)	Limitation on Repurchase and Redemption. The Repurchase and Redemption of Capital Stock will be subject to the applicable restrictions set forth in 12 C.F.R. sections 931.7, 931.8 and 12 C.F.R. Part 1229. The Bank’s discretion to Repurchase Excess Stock and a Member’s right to the Redemption of its Excess Stock may be impaired by these regulatory requirements.
C.	Adjustments to Minimum Amount
1.	Member Acceptance. Each Member is required to comply with any changes adopted in the Bank’s Capital Plan, including any adjustments made by the Board of Directors that may lead to an increase in a Member’s Minimum Member Stock Investment. In order to effectuate the sale of additional Capital Stock required due to such changes in terms, the Bank is authorized to issue Capital Stock in the name of a Member and to withdraw appropriate payment from the Member’s Demand Deposit Account.

2.	Prior Notice. The Bank shall provide at least fifteen (15) days’ Notice to Members prior to implementing any adjustment to the Member Loan Stock Purchase Percentage, Letter of Credit Stock Purchase Percentage, Membership Asset Value Percentage, or Acquired Member Asset Purchase Percentage if doing so affects the total Minimum Member Stock Investment of the Member. The Bank shall implement the adjustments on the date stated in the Notice to Members.

III.	Par Value, Rights, Terms, and Preferences of Capital Stock
A.	Par Value. The par value of Capital Stock shall be $100. The Capital Stock shall be issued, redeemed and repurchased at par value.

B.	Ownership. The retained earnings, surplus, undivided profits and equity reserves, if any, of the Bank are owned by the holders of Capital Stock proportionate to their ownership of all outstanding shares of Capital Stock. The holders of Capital Stock shall have no right to receive any portion of these items, however, except through the declaration of a dividend or capital distribution approved by the Board of Directors or through liquidation of the Bank.

C.	Limitations. The Bank may only issue Capital Stock in accordance with this Capital Plan and the Capital Regulation. The Bank may only issue Capital Stock to Members and only Members, former Members that are required to hold Capital Stock after their membership has terminated in order to support outstanding Loans from the Bank and other transactions with the Bank, and entities that acquire Members such as through mergers or consolidations, but which themselves are not Members, may hold Capital Stock.

D.	Dividends. Dividends are to be declared and paid on Capital Stock from time to time as determined by the Bank’s Board of Directors, and are non-cumulative with respect to payment obligation and are not to exceed the sum of current net earnings plus net earnings previously retained by the Bank. The Board of Directors may declare and pay dividends on Capital Stock provided the Bank’s capital position is not below its Minimum Regulatory Capital Requirement nor will it be below its Minimum Regulatory Capital Requirement subsequent to the payment of the dividend and provided that such payment is not subject to restriction or prohibition pursuant to 12 C.F.R. 932 and 12 C.F.R. Part 1229.

E.	Redemption. Capital Stock shares are redeemable for cash at par value following five (5) years’ prior Written Notice; however, a Member may not have pending at any one time more than one Redemption request for the same share of Capital Stock.

F.	Cancellation of Redemption. In the event a Member, having previously notified the Bank in writing of its intent to redeem some or all of its Capital Stock, wishes to cancel its Redemption request before the completion of the five- (5) year notification period, it may elect to do so by providing Written Notice to the Bank of its intent to cancel its Redemption request. The Bank will impose a Redemption Cancellation Fee on the Member that either voluntarily or involuntarily cancels its Redemption request; provided, however, the Bank may waive the fee for a bona fide business purpose consistent with section 7(j) of the Bank Act. The Redemption Cancellation Fee is the fee in effect at the time the Member provides Written Notice of cancellation. The Member has ten (10) business days from the date the Bank sends the Notice to Member of the amount of the Cancellation Fee to provide Written Notice of its intent to revoke the cancellation and to proceed with the Redemption of the Capital Stock it previously sought to redeem according to the original Redemption timetable, thereby avoiding the Redemption Cancellation Fee. The Redemption

Cancellation Fee is calculated by taking the percentage set forth on Schedule A and multiplying it against the par value of the Capital Stock subject to the notice of Redemption. The Redemption Cancellation Fee percentage may be adjusted at the discretion of the Board of Directors to as high as five percent (5.0%) and to as low as zero percent (0.0%).

G.	Limited Transferability. A Member may only transfer any Excess Stock of the Bank it holds to another Member of the Bank or to an institution that has been approved for Membership in the Bank and that has satisfied all conditions for becoming a Member, other than the purchase of the minimum amount of Capital Stock that it is required to hold as a condition of Membership. Any such Capital Stock transfers shall be at par value and shall be effective upon being recorded on the appropriate books and records of the Bank. Capital Stock may only be traded between the Bank and its Members.

H.	Termination of Membership. The following terms pertain to the termination of a Member’s Membership in the Bank.
1.	Voluntary Withdrawal.
a)	A Member may withdraw from Membership by providing the Bank Written Notice of its intent to withdraw. A Member may cancel its notice of withdrawal at any time prior to its effective date by providing the Bank Written Notice of such cancellation. The Bank will impose a fee on a Member that cancels a notice of withdrawal; provided, however, the Bank may waive the fee for a bona fide business purpose consistent with section 7(j) of the Bank Act. The Membership Withdrawal Cancellation Fee is the fee in effect at the time the Member provides Written Notice of cancellation. The Member has ten (10) business days from the date the Bank sends the Notice to Member of the amount of the Membership Withdrawal Cancellation Fee to provide Written Notice of its intent to revoke the cancellation, thereby avoiding the Membership Withdrawal Cancellation Fee. The Membership Withdrawal Cancellation Fee is calculated by taking the percentage set forth on Schedule A and multiplying it against the par value of the Capital Stock held by the Member. The Membership Withdrawal Cancellation Fee percentage may be adjusted at the discretion of the Board of Directors to as high as five percent (5.0%) and to as low as zero percent (0.0%).

b)	The Membership of a Member that has submitted a Written Notice of withdrawal shall terminate as of the date on which the last of the applicable Capital Stock Redemption periods ends for the Capital Stock comprising the Member’s Membership Stock Purchase Requirement, as of the date the Written Notice of withdrawal is submitted, unless the Member has cancelled its notice of withdrawal prior to that date.

c)	The receipt by the Bank of Written Notice of withdrawal shall commence the five- (5) year Redemption period for the Capital

Stock held by the Member that is not already subject to a pending request for Redemption. With respect to any additional shares of Capital Stock that such Member is required to purchase to meet its Membership Stock Purchase Requirement (the Membership Asset Value Stock Purchase Requirement) during the five- (5) year withdrawal period, the Redemption period for such additional shares of Capital Stock shall be deemed to commence on the date of each such purchase of additional shares, as to the specific shares so purchased. This provision shall apply retrospectively and prospectively. In the case of a Member whose Membership has been terminated as a result of a merger or other consolidation into a non-member or a member of another Federal Home Loan Bank, the Redemption period for any Capital Stock that is not already subject to a pending request for Redemption shall be deemed to commence on the date on which the charter of the former Member is cancelled.

d)	No Member may withdraw from Membership unless, on the date the Membership is terminated, there is in effect a certification from the Finance Agency that the withdrawal of a Member will not cause the Bank System to fail to satisfy its REFCORP Obligations.
2.	Involuntary Terminations. The Board of Directors of the Bank has the right to terminate the Membership of any Member that: 1) fails to comply with any requirement of the Bank Act, Finance Agency Regulations, or the Capital Plan; 2) becomes insolvent or otherwise subject to the appointment of a conservator, receiver, or other legal custodian under federal or state law or 3) would jeopardize the safety and soundness of the Bank if it were to remain a Member.
a)	The five- (5) year Redemption period for all the Capital Stock owned by the Member and not already subject to a pending request for Redemption shall commence on the date the Bank terminates the Member’s Membership.

b)	Notwithstanding any other provision of this Capital Plan, in the event that (1) a conservator or a receiver has been appointed for a Member, and (2) the Bank has terminated the Member’s Membership, then that Member’s Membership Asset Value Stock Purchase Requirement shall be zero.
3.	Liquidation of Capital Stock. If an institution ceases to be a Member of the Bank for any reason, the Bank shall require the institution to continue to hold the Capital Stock necessary to support the Loans outstanding, Letters of Credit outstanding and/or Acquired Member Assets under the terms of the Capital Plan in effect at that time. Upon the repayment of outstanding indebtedness to the Bank, including, without limitation, any Principal Prepayment Fees and settlement of the Member’s risk sharing obligations under any Acquired Member Asset program, the Capital Stock that was necessary to support the Loans, Letters of Credit and/or Acquired Member Asset program shall become Excess Stock subject to Repurchase by the Bank in its discretion and the five- (5) year Redemption period for such shares shall be deemed to commence on that date as well.

4.	Liquidation of Indebtedness. The Bank will liquidate the indebtedness of any institution that ceases to be a Member in an orderly manner according to a schedule established by the Bank in its sole discretion. The Bank may require the immediate repayment of all indebtedness, in which case the Member shall be subject to any applicable Principal Prepayment Fees. In the alternative, and in the Bank’s sole discretion, the Bank may allow the institution to continue to hold on to any indebtedness for any length of period up to and including maturity.
I.	Voting Rights. The voting rights associated with Capital Stock are defined herein. The voting rights associated with the election of directors are governed by Part 1261 of the Finance Agency Regulations. There shall be no voting preferences for any share of Capital Stock.

J.	Rights in Bank Merger. In the event the Bank merges with or consolidates into another Home Loan Bank, the Member will be entitled to the rights and benefits set forth in the agreement of merger approved by the Board of Directors of each Home Loan Bank and the Finance Agency.

K.	Rights in Bank Liquidation. In the event the Bank is liquidated, the Member will be entitled to the rights and benefits granted to it by the Finance Agency and/or the United States Congress.
IV.	Process for Amending this Plan
1.	General. In order to safeguard the ability to serve its Members and protect their capital investment, accommodate changes in the Bank’s product or business mix and maintain compliance with the Capital Regulation, from time to time this Plan may be amended. Capital Plan amendments may be made as follows:
a)	Board of Directors. Upon a simple majority vote of all of the individual members of the Board of Directors, not just a simple majority vote of a quorum, a request to amend this Capital Plan may be submitted to the Finance Agency. The effective date(s) for any proposed change(s) to the terms of this Capital Plan shall be contained in any amendment request as submitted to the Finance Agency.

b)	Shareholder Notification. The Bank will provide Notice to Members of any request submitted to the Finance Agency to amend this Capital Plan at least thirty (30) days prior to the effective date of any such requested amendment.

c)	Finance Agency. To become effective, any amendment to this Capital Plan must be approved by the Finance Agency.

V.	Definitions
Certain terms used within this Capital Plan are defined as follows:
Acquired Member Asset means the outstanding principal balance of assets purchased or funded by the Bank from a Member or Housing Associate pursuant to Part 955 of the Rules and Regulations of the Finance Agency.
Acquired Member Asset Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to the outstanding principal balance of Acquired Member Assets delivered by a Member and held by the Bank.
Acquired Member Asset Purchase Requirement means the Activity-Based Stock Purchase Requirement based upon Acquired Member Assets as specified in this Plan.
Activity-Based Member Stock Purchase Requirement means a stock purchase requirement under which a Member must acquire a specific amount of Capital Stock as a function of the volume of a particular product or service provided to that Member by the Bank.
Bank means the Federal Home Loan Bank of Pittsburgh.
Bank Act means the Federal Home Loan Bank Act, as amended, 12 U.S.C. 1421 through 1449.
Bank System means the 12 Federal Home Loan Banks and the Federal Home Loan Banks Office of Finance.
Board of Directors means the Board of Directors of the Bank.
Business Day means any day on which the Bank is open to conduct business.
Capital Plan means the amended Capital Plan adopted by the Board of Directors on August 27, 2009 and approved by the Finance Agency pursuant to the Capital Regulation.
Capital Regulation means Subchapter E of Chapter IX of Title 12 of the Code of Federal Regulations.
Capital Stock means “Class B Stock” as defined by the Bank Act and Capital Regulation.
Excess Stock means that amount of Capital Stock held by a Member in excess of its Minimum Member Stock Investment as required by this Capital Plan.

Federal Home Loan Bank means one of the 12 Federal Home Loan Banks other than the Bank.
Finance Agency means the Federal Housing Finance Agency as successor to the Federal Housing Finance Board, or any successor agency to the Finance Agency.
Finance Agency Regulations mean Chapter IX and Chapter XII of Title 12 of the Code of Federal Regulations, as may be amended from time to time which may also be referred to as the Rules and Regulations of the Federal Housing Finance Agency and includes the Rules and Regulations of the Federal Housing Finance Board, the predecessor agency to the Finance Agency.
Housing Associate means an entity that has been approved as a nonmember mortgagee pursuant to Part B of Part 950 of the Code of Federal Regulations.
Letter of Credit means the outstanding amount of a Member’s standby letters of credit with the Bank as defined in Section 960.1 of the Finance Agency Regulations.
Letter of Credit Stock Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to the Member’s Letters of Credit from the Bank.
Letter of Credit Stock Purchase Requirement means the Activity-Based Capital Stock Purchase Requirement based upon Letters of Credit as defined in this Plan.
Loan means the outstanding principal balance of an advance, as defined in Section 900.2 of the Finance Agency Regulations.
Member means an institution that has been approved for Membership in the Bank and that has satisfied its Minimum Member Stock Investment requirement.
Member Demand Deposit Account means one or more demand deposit accounts maintained with the Bank and which are subject to the terms and conditions of the Bank’s Demand Deposit Account Agreement.
Member Loan Stock Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to its outstanding Loans from the Bank.
Member Loan Stock Purchase Requirement means the Activity-Based Capital Stock Purchase Requirement based upon Loans as specified in this Plan.
Membership means all of the rights, privileges and obligations associated with being a Member of the Bank.
Membership Assets means all of the assets of the Member (other than Capital Stock) of a type that may qualify as collateral security for the Member under the Bank Act or the Finance Agency Regulations. (Assets deemed to be Membership Assets for purposes of calculating a Member’s Membership Asset Stock Purchase

Requirement may or may not be accepted by the Bank as collateral security for any particular transaction.)
Membership Asset Factor means the percentage, from zero to one hundred, that the Bank has assigned to a category or type of asset that may constitute a Membership Asset of any Member. The Membership Asset Factor assigned to each category of Membership Assets is set forth in Appendix A.
Membership Asset Value means the sum of the amounts of each category of the Member’s Membership Assets, as determined by the Bank from the Member’s relevant regulatory reports and also in the case of affiliate pledge or other additional specific pledge agreements between the Bank and a Member, the assets pledged as collateral under any such agreement (to the extent not otherwise included in the Member’s regulatory or financial reports) multiplied in each case by the Membership Asset Factor applicable to each such asset category.
Membership Asset Value Percentage means the percentage set by the Board of Directors from time to time in accordance with Section II.B.2.d.
Membership Asset Value Stock Purchase Requirement serves as the Membership Stock Purchase Requirement based on the Member’s Membership Asset Value as specified in this Plan.
Membership Stock Purchase Requirement means the Capital Stock purchase requirement under which a Member must acquire a specific amount of Capital Stock as a condition of Membership.
Membership Withdrawal Cancellation Fee means the fee the Bank may impose upon a Member, which having given notice of its intent to withdraw from Membership, subsequently revokes that withdrawal notice.
Minimum Member Stock Investment means the minimum amount of Capital Stock that a Member is required to purchase and hold in order to be a Member and in order to obtain Loans from the Bank and to engage in other business activities with the Bank in accordance with this Plan. The Minimum Member Stock Investment shall be the sum of (a) the Member’s Member Loan Stock Purchase Requirement, plus (b) the Letter of Credit Stock Purchase Requirement, plus (c) the Acquired Member Asset Purchase Requirement, plus (d) the Membership Asset Value Stock Purchase Requirement; provided, however, that in the event that the Member has no outstanding Loans, Letters of Credit or Acquired Member Assets held by the Bank and the calculation of the Member’s Membership Asset Value Stock Purchase Requirement is less than $10,000, then, the Member’s Membership Stock Purchase Requirement shall be deemed to be $10,000.
Minimum Regulatory Capital Requirement means the minimum regulatory capital requirement established for the Bank under the Capital Regulation, the Prompt Corrective Action Regulation or by order of the Finance Agency.
Notice to Members means any written notice from the Bank to the Members regarding any element of the Capital Plan, and also includes any electronic writing related to the Capital Plan, including electronic mail and posting on the Bank’s public or private Web site.
Plan means the Capital Plan.
Principal Prepayment Fee means the fee charged by the Bank under the Advances, Collateral Pledge and Security Agreement when a Member pays off a Loan before maturity.
Prompt Corrective Action or PCA Regulation means Subpart A of Part 1229 of Chapter XII of Title 12 of the Code of Federal Regulations.
Redemption Cancellation Fee means the fee the Bank may impose upon a Member who, having given Written Notice of its intent to redeem Capital Stock shares, subsequently revokes that Redemption request.
Redemption means the acquisition by the Bank of outstanding Capital Stock from a Member at par value following the expiration of the statutory Redemption request period.
REFCORP Obligations means the obligations under 12 U.S.C. 1441b(f)(2)(C) to contribute interest payments owed on obligations issued by the Resolution Funding Corporation.
Renewal means the extension of a Loan to a Member on the same Business Day that a Member repays a Loan in full where the new Loan is in the same amount, has the same term to maturity, same interest rate type, and other features (with the exclusion of the actual interest rate) as the repaid Loan.
Repurchase means the acquisition by the Bank of Excess Stock of a Member by the Bank exercising its discretion to repurchase on the Bank’s own initiative from time to time or prior to the expiration of the statutory Redemption period all as set forth in II.B.3.
Transacted means the origination, repayment, termination, or renewal of a Loan or Letter of Credit.
Written Notice means a letter or other business writing, signed by an officer of the Member, sent by certified mail, return receipt requested, to the Bank’s Corporate Secretary at the Bank’s home office, currently 601 Grant Street, Pittsburgh, Pennsylvania, 15219.

SCHEDULE A
In Effect As Of July 1, 2010

Member Loan Stock Purchase Percentage	4.60%
Letter of Credit Stock Purchase Percentage	1.60%
Membership Asset Value Percentage	.35%
Acquired Member Asset Stock Purchase Percentage	4%
Cap on Membership Asset Value Stock Purchase Requirement	$45 million
Redemption Cancellation Fee	2%
Membership Withdrawal Cancellation Fee	2%

APPENDIX A
Membership Asset Value Factors

Membership Assets	Factors
US Treasury Securities	97%
US Agency Securities	97%
US Agency MBS	95%
Non-Agency MBS	75%
1-4 Family Residential First Mortgage Loans	75%
Multi-family Mortgage Loans	60%
1-4 Family Residential Second Mortgage Loans	50%
Home Equity Lines of Credit	50%
Commercial Real Estate Loans	50%
Farmland Loans	50%
1-4 Family Residential Construction Loans	40%
Other (nonresidential) Construction Loans	35%
Small Business Loans	40%
Small Farm Loans	40%
Small Agribusiness Loans	40%